SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                             FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                            Commission File Number 0-13365

                      Oshkosh B'Gosh, Inc.
     (exact name of registrant as specified in its charter)

           112 Otter Avenue, Oshkosh, Wisconsin 54901
                   Telephone:  (414) 231-8800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                Class B Common Stock - 688222 230
    (Title of each class of securities covered by this Form)

                Class A Common Stock - 688222 207
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspect the duty to file reports:

     Rule 12g-4(a)(1)(i)      [X]    Rule 12h-3(b)(1)(ii)   [  ]
     Rule 12g-4(a)(1)(ii)     [  ]   Rule 12h-3(b)(2)(i)    [  ]
     Rule 12g-4(a)(2)(i)      [  ]   Rule 12h-3(b)(2)(ii)   [  ]
     Rule 12g-4(a)(2)(ii)     [  ]   Rule 15d-6             [X]
     Rule 12h-3(b)(1)(i)      [X]

     Approximate number of holders of record as of the certification or notice date: 170

     Pursuant to the requirements of the Securities Exchange Act of 1934 Oshkosh B'Gosh, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:   June 26, 1997         BY:  /s/David L. Omachinski
                                   David L. Omachinski
                                   Vice President, Treasurer and
                                   Chief Financial Officer